EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Skyworks Solutions, Inc.:
We consent to the use of our report dated November 27, 2007, with respect to the consolidated balance sheets of Skyworks Solutions, Inc. and subsidiaries (the Company) as of September 28, 2007 and September 29, 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 28, 2007, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of September 28, 2007, incorporated herein by reference in this Registration Statement on Form S-8.

/s/ KPMG LLP

Boston, Massachusetts
May 8, 2008